P.E. 2/11/02

0-30918

As filed with the Securities and Exchange Commission on February 1, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of February 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

TELE2 AB

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..........................N/A..

Tele2 reports final subscriber intake and preliminary EBITDA for the year to December 31, 2001

15 million subscribers by year-end 2001, up 30%
EBITDA improves by 2,048 MSEK to 1,698 MSEK
Sales up 54% to SEK25 billion

New York and Stockholm - February 1st, 2002 - Tele2 AB, ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, today announces that the total customer intake for the fourth quarter was 1,293,000, resulting in a total customer base of 14,953,000 for the Group. (Both figures include the recently acquired Russian mobile operation, which contributed 165,000 customers.)

Despite the heavy intake during the fourth quarter, preliminary EBITDA at Group level was 629 MSEK which gives a full year preliminary EBITDA for 2001 of 1,698 MSEK (-350 MSEK for 2000). Preliminary sales for the full year increased by more than 54% to SEK25 billion.

A restructuring within the former SEC Group was concluded during the fourth quarter. One of the effects of this reorganization is that the tax payable by the Group for the year to December 31, 2001 will be reduced by approximately SEK 3 billion.

The full year report for Tele2 AB will be issued on February 19, 2002, as previously announced.

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to 15 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, operating public pay telephones and public Internet services; Transac, providing billing and transaction processing service; C³, offering co-branded pre-paid calling cards and IntelliNet and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services under the Kabelvision brand name and together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsbörsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS:

Tele2 AB

Lars-Johan Jarnheimer, President and CEO, Tele2 AB
Telephone: + 46 8 562 640 00

Håkan Zadler, CFO, Tele2 AB
Telephone: + 46 8 562 640 00

Andrew Best, Investor Relatons, London
Telephone: +44 7798 576378

Patrik Linzenbold, Media Relations, Stockholm
Telephone: +46 8 562 000 53

Visit our web site at www.tele2.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele2 AS

By: ______________________

Name: Håkan Zadler
Title: CFO
Date: February 1, 2002